February 16, 2017
VIA EDGAR
Mr. John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4631

Re:    Vista Outdoor Inc.
Form 10-K for the Year Ended March 31, 2016
Filed May 27, 2016
Form 8-K
Filed August 11, 2016
Form 8-K
Filed November 10, 2016
File No. 1-36597

Dear Mr. Cash:
On behalf of Vista Outdoor Inc. (“we” or the “Company”), this letter responds to the comments contained in your letter dated January 23, 2017. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by our related response.
Form 10-K for the Year Ended March 31, 2016
Financial Statements
16. Operating Segment Information, page 78

1.
You disclosed that you operate your business within two operating segments, which are defined based on the reporting and review process used by the chief operating decision maker, your CEO. Please provide the following:

•
Please expand your disclosure to clarify that your operating segments are also your reportable segments. Otherwise, to the extent that operating segments have been aggregated, please explain your basis for concluding that aggregation is appropriate. Refer to ASC 280-20-50-11;

•	Please identify and describe for us your reporting units and clarify whether or not your reporting units are also your operating segments; and

•
To the extent your operating segment structure differs from your reporting units, please explain to us how you have identified your operating segments. As part of your response please also address the following:

◦	Describe your internal management reporting process, including organization and reporting structure;

◦	Describe how you determined that your CEO is your CODM;

◦	Identify any segment managers and describe their responsibilities;

◦	Describe how budgets are developed and resources are allocated throughout your organization;

◦	Describe how performance of operating segments is evaluated including who is held accountable for their performance; and to whom they are held accountable; and

◦
Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

Response:
We respectfully acknowledge the Staff’s comment and have expanded the Operating Segment Information note to our consolidated financial statements beginning with our Form 10-Q for the quarter ended January 1, 2017, to clarify that our operating segments are also our reportable segments as there is no aggregation of operating segments.

In responding to your comment we present our reporting structure as of March 31, 2016. In addition, due to the acquisition of Action Sports during fiscal 2017 our reporting unit structure changed subsequent to March 31, 2016 with the addition of the Sports Protection reporting unit. The change in reporting units did not impact our operating segments. As of March 31, 2016 our company was structured in two segments with four reporting units below them, as indicated below:

Operating and Reportable Segments

Outdoor Products		Shooting Sports

Reporting Units

Accessories	Outdoor Recreation Sports Protection	Ammunition	Firearms

As of January 1, 2017 our company was structured in two segments with five reporting units below them, as indicated below:

Operating and Reportable Segments

Outdoor Products			Shooting Sports

Reporting Units

Hunting and Shooting Accessories	Outdoor Recreation	Sports Protection	Ammunition	Firearms

The Company defines our operating segments in accordance with ASC 280-10-50-1, which states that an operating segment is a component that has the following characteristics:

•	It engages in business activities from which it may earn revenue and incur expenses.

•	Its operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

As noted above, our reporting units are not our operating segments but are instead one level below our operating segments. In evaluating our business to determine our operating segments we determined that our Chief Executive Officer (“CEO”) was our chief operating decision maker (“CODM”). As defined by ASC 280-10-50-5, the term CODM “identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity.” The CEO of our company performs both of these functions on a regular basis by making key operating decisions including executive management hiring/firing, significant capital expenditures, entry into new significant product categories, and acquisitions. The CEO has eight direct reports, as noted below:

CEO

SVP & CFO	SVP General Counsel	SVP HR	SVP Communications	SVP Marketing	SVP Sales	President Outdoor Products	President Shooting Sports

SVP-Senior Vice President

On a monthly basis, each of our operating segment president and the segment controller (Outdoor Products and Shooting Sports) prepare and present to our CEO, the corporate leaders noted above, and the corporate finance team, the results of the business and the forecast for the remainder of the fiscal year. These reviews consist of an analysis performed at the segment level of each segment’s sales and gross profit as compared to plan, forecast, and prior period results, as well as additional analysis of other metrics for the segment, such as safety reporting, environmental reporting, and capital expenditures. Each of the Segment Presidents are responsible for reporting the sales and gross profit of their respective segments to the CEO; however, sales is a shared responsibility between the SVP of Sales and the Segment Presidents as we continue to execute our strategy to provide our customers with one supplier across all of our product categories in both segments. Our Segment Presidents are also responsible for capital allocations within each of their operating segments and other investments, including research and development and certain marketing expenditures.

On an annual basis, typically starting in November, each operating segment determines the budget they believe is appropriate for the following year with input from the business leader over each of their reporting units as well as from the sales team. The segments gather this information and provide their long-term plans to the CEO, who reviews these plans and determines the appropriateness of the targets and the associated needs of the segments. Targets for performance purposes are established and are reviewed against for the following fiscal year.

The segment presidents are held accountable to the CEO through regular reviews of their respective segment’s sales and gross profit performance. The detailed reporting package provided to the CEO is focused on each operating segment’s performance against plan and forecast for sales and gross profit for the quarter and the fiscal year. These reporting packages provide detailed explanations for performance drivers for each segment including safety, environmental, capital deployment, as well as financial metrics and key drivers at the segment level. In addition to significant segment level detail, there is backup supporting detail provided by product line (which are product categories as explained in our 10-K and aggregate into the different reporting units), which includes standard sales and gross margin. This information is used to provide the CEO with some context on the performance and key drivers noted in the Segment level information. Segment presidents use this information to assist in describing the business for which they are responsible. Segment personnel are involved in monthly operations meetings at the request of the Segment presidents, as these individuals report to Segment presidents.

On a monthly basis each of the reporting unit managers present their operational performance to the respective Segment president. The performance of each reporting unit is evaluated by the Segment president during these monthly reviews.

Form 8-K filed on August 11, 2016
Form 8-K filed on November 10, 2016

2.	We note the use of Non-GAAP measures and have the following comments:

•
In your reaffirmed outlook for fiscal year 2017, you appear to give more prominence to Adjusted EPS rather than the comparable GAAP measure. Please revise your future filings to also include the most comparable GAAP measure when you present Adjusted EPS. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016;

Response:

We respectfully acknowledge the Staff’s comment and will revise future filings to also include the most comparable GAAP measure at an equal or more prominent position when presenting Adjusted EPS. In particular, where we present Adjusted EPS guidance in future earnings releases, we will present first, in the same bullet, our forward-looking guidance using the most comparable GAAP measure, earnings per share. We further note that we reviewed the above-mentioned guidance when preparing our earnings release regarding financial results for the quarterly period ended January 1, 2017, furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on February 9, 2017 (the “Fiscal Q3 Earnings Release”). Please refer to Exhibit A to this letter which presents our revised disclosure included in the Fiscal Q3 Earnings Release. The highlighted sections of that exhibit represent the changes or additions made to the Fiscal Q3 Earnings Release, versus our previous discussion in the earnings release regarding financial results for the quarterly period ended October 2, 2016, furnished as Exhibit 99.1 to our Current Report on Form 8-K filed on November 10, 2016 (the “Fiscal Q2 Earnings Release”), in an attempt to be responsive to the Staff’s comment.

•
You indicate that management presents these Non-GAAP financial measures as the measures provide investors with an important perspective on your operating results. Please revise your disclosures to more fully and specifically explain why you believe each Non-GAAP financial measure you present is useful to investors. Refer to Item 10(e)(1)(i)(C) through (D);

Response:
We respectfully acknowledge the Staff’s comment and will revise our disclosures to more fully and specifically explain why we believe each adjustment related to a transaction, which impacts multiple financial measures, results in Non-GAAP financial measures that are useful to investors. In particular, where we describe each Non-GAAP adjustment and what it represents, we will add why management believes it is useful to the investors. We further note that we reviewed the above-mentioned guidance when preparing the Fiscal Q3 Earnings Release. Please refer to Exhibit A to this letter which presents our revised disclosure included in the Fiscal Q3 Earnings Release. The highlighted sections of that exhibit represent the changes or additions made to the Fiscal Q3 Earnings Release, versus our previous discussion in the Fiscal Q2 Earnings Release, in an attempt to be responsive to the Staff’s comment.
Please note that each of the adjustments to GAAP measures are applied consistently to all relevant Non-GAAP financial measures. Each Non-GAAP financial measure is presented so a reader may compare it to the related GAAP measures of gross profit, operating expenses, operating profit, tax rate, net income and EPS adjusted for the impact of items related to our completed and potential transactions and company restructuring activities. We believe that all of our Non-GAAP financial measures provide investors with an important perspective on the operating results of the Company. As the adjustments are the same for each and the reason for presenting the Non-GAAP financial measures is the same for each, we present the reason we believe each Non-GAAP financial measure presented is useful to investors in a single statement rather than adding repetitive disclosure.

•
In your reconciliation of gross profits, operating profits and earnings per share, you appear to present a full Non-GAAP income statement with the exception of sales, net. Please revise this presentation in future filings as this presentation gives more prominence to your Non-GAAP financial measures rather than your GAAP financial measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016;

Response:
We respectfully acknowledge the Staff’s comment and will revise this presentation in future filings to eliminate the appearance of a full Non-GAAP income statement. In particular, we will modify our reconciliation of gross profits, operating profits and earnings per share so that we only present selected Non-GAAP measures and do not appear to present a full Non-GAAP income statement.
We further note that we reviewed the above-mentioned guidance when preparing the Fiscal Q3 Earnings Release. Please refer to Exhibit B to this letter, which presents our revised reconciliation included in our Fiscal Q3 Earnings Release as well as the previous reconciliation presented in our Fiscal Q2 Earnings Release, which is included in Exhibit B for purposes of comparison.

•
In your reconciliation of gross profits, operating profits and earnings per share, you also present adjusted income tax rate for the periods presented. Please expand your disclosures in future filings to explain how tax effects of Non-GAAP adjustments are calculated. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations (CD&Is) updated on May 17, 2016; and

Response:
We respectfully acknowledge the Staff’s comment and will expand our disclosures in future filings to explain how tax effects of Non-GAAP adjustments are calculated. In particular, we will include expanded disclosures in future filings where we describe each Non-GAAP adjustment to include the rate used to determine the tax effect of each Non-GAAP measure. Please note that we reviewed the above-mentioned guidance when preparing the Fiscal Q3 Earnings Release. Please refer to Exhibit A to this letter which presents our revised disclosure included in the Fiscal Q3 Earnings Release. The highlighted sections of that exhibit represent the changes or additions made to the Fiscal Q3 Earnings Release, versus our previous discussion in the Fiscal Q2 Earnings Release, in an attempt to be responsive to the Staff’s comment.

•
In your reconciliation, you have removed transaction costs, transition cost and inventory step-up to arrive at your Non-GAAP measures. Given that your business strategy includes growth through acquisitions or other transactions, please explain how you determined that excluding these costs are appropriate since they appear to be normal, recurring expenses for you.

Response:
We respectfully acknowledge the Staff’s comment and have reviewed the guidance provided in the CD&Is. We believe that the use of these adjustments in determining our Non-GAAP measures is neither misleading nor inappropriate. We believe that the Non-GAAP financial measures we use better enable management and investors to understand, analyze, and compare our business results and operating performance from period to period.
Acquisitions are one element of our business strategy; however, the size, number and type of transactions we have engaged in have varied meaningfully over time. Acquisitions present a challenge in presenting comparable results from period to period as we incur transaction-related costs that may vary significantly in amount depending on the size, number, and type of transactions from period to period. Consistent with C&DI 102.03, we do not label transaction-related costs as non-recurring, infrequent or unusual expenses. However, because each transaction is unique and includes costs that are attributable to the specific facts and circumstances of the transaction in question, we believe that removing these costs in calculating our Non-GAAP measures provides investors with a more understandable view of our financial performance.
Further, the nature of the costs and expenses incurred for one transaction are not indicative of the costs and expenses to be incurred for other transactions. Due to the many differences in our previous acquisitions, our treatment of a particular transaction is not intended to imply that any past or future acquisitions will result in comparable and significant acquisition-related costs. Similarly, our management also believes that transaction costs, transition costs and inventory step-up do not reflect the operating performance of our underlying business and that excluding the impact of such costs significantly enhances comparability between periods, allowing investors to better understand our business performance and the underlying trends relevant to our ongoing business performance.
As indicated in our earnings releases, management uses these Non-GAAP measures internally to assess business performance. Furthermore, the Non-GAAP measures we use address questions we routinely receive from analysts and investors. Based on these interactions, we believe that the Non-GAAP measures that we use that are adjusted for these costs are regarded as useful additional disclosure to investors and that there is no confusion among investors about these adjustments.
We understand the Commission’s rules and regulations on the use of Non-GAAP measures including the most recently released C&DI guidance and believe our financial reporting is consistent with that guidance.
* * * * *
If you have any questions, or if we can provide further information, please contact Douglas Brown at (801) 447-3150.

Very truly yours,
/s/ Stephen M. Nolan

Chief Financial Officer
Vista Outdoor Inc.

Exhibit A

Comparison of Vista Outdoor’s Regulation G discussion of non-GAAP measures in our earnings release regarding financial results for the quarterly period ended January 1, 2017, furnished with our Current Report on Form 8-K filed on February 9, 2017 (the “Fiscal Q3 Earnings Release”) versus our earnings release regarding financial results for the quarterly period ended October 2, 2016, furnished with our Current Report on Form 8-K filed on November 10, 2016 (the “Fiscal Q2 Earnings Release”)

Clarifying additions to Fiscal Q3 Earnings Release are highlighted in yellow.

Updated Outlook for Fiscal Year 2017

Vista Outdoor updates FY17 financial guidance:

•	Sales in a range of $2.50 billion to $2.54 billion.

•	Interest expense of approximately $45 million.

•	Tax rate of approximately (12) percent, with an adjusted tax rate of approximately 35 percent.

•	EPS in a range of $(4.57) to $(4.42), with adjusted EPS in a range of $1.95-$2.10.

•	Capital expenditures of approximately $90 million.

•	Free cash flow in a range of $25 million to $40 million.

The updated guidance above includes the previously announced Camp Chef acquisition but does not include the impact of the goodwill and intangible impairment that was recorded in the third quarter, any future strategic acquisitions, divestitures, investments, business combinations or other significant transactions, nor the impact of contingent consideration revaluation, transition expenses, the acquisition legal claim settlement or inventory step-ups for already-completed acquisitions.
Please see the tables below for a reconciliation of non-GAAP adjusted EPS, operating profit and free cash flow to the comparable GAAP measures.
*    *    *
Reconciliation of Non-GAAP Financial Measures

Gross Profit, Operating Profit and Earnings Per Share

The adjusted gross profit, adjusted operating expenses, operating profit (adjusted EBIT), adjusted tax rate, adjusted net income, and adjusted earnings per share (adjusted EPS) presented above are non-GAAP financial measures that Vista Outdoor defines as gross profit, operating expenses, operating profit (EBIT), tax rate, net income, and EPS excluding, where applicable, the impact of a non-cash goodwill and intangible asset impairment, changes in value of future payments of contingent consideration, costs incurred in the period for completed and potential transactions, transition costs for the Action Sports acquisition, and acquisition inventory step-up. As these transactions impact a variety of financial measures Vista Outdoor management is presenting each of these measures so a reader may compare gross profit, operating expenses, EBIT, tax rate, net income and EPS excluding these items, as the measures provide investors with an important perspective on the operating results of the company. Vista Outdoor management uses these measurements internally to assess business performance, and Vista Outdoor's definition may differ from those used by other companies.
*    *    *

A challenging retail environment and other market pressures resulted in deeper discounting of Vista Outdoor’s accessories products during the quarter ending January 1, 2017. The deeper discounting caused a reduction in the projected cash flows of the Hunting and Shooting Accessories reporting unit. Given this drop in projected cash flows and a continued challenging retail environment, we determined a triggering event had occurred requiring an evaluation of goodwill. Upon completion of the analysis an impairment of goodwill and identifiable intangible assets was determined to be necessary. Given the non-cash and unusual and infrequent nature of this intangible asset impairment we do not believe these costs are indicative of operations of the company. The tax effect of the goodwill and intangible impairment charge was determined based on the fact that the goodwill impairment charge of $354 million is non-deductible for tax purposes and the remaining intangible asset impairment of $95 million was deductible at a rate of approximately 37.5%.

During the quarter ended January 1, 2017, Vista Outdoor incurred transaction and transition costs associated with the completed acquisitions of Action Sports and Camp Chef as well as other possible transactions, including advisory, legal and accounting service fees. Transition costs for the Action Sports business include one-time costs related to the integration of the business into the company including vendor change fees, insurance-related expenses, and severance costs. Given the nature of transaction and transition costs and differences in these amounts from one acquisition to another, we feel these costs are not indicative of operations of the company. The tax effect of the transaction and transition costs was calculated based on a blended statutory rate of 38%.

During the quarter ended January 1, 2017 Vista Outdoor recorded a portion of the $10 million of compensation for Camp Chef earn-out, which will be paid over the next three years, subject to continued Camp Chef leadership employment and the achievement of certain incremental profitability growth milestones. Given this balance is related to the purchase price of the company and is not normal compensation of the employees and will not be a continuing cost, we do not believe these costs are indicative of operations of the company. The tax effect of the transaction and transition costs was calculated based on a blended statutory rate of 38%.

For the quarter ended January 3, 2016, Vista Outdoor incurred transaction costs for potential transactions including advisory, legal and accounting service fees. Given the nature of transaction and transition costs and differences in these amounts from one acquisition to another, we feel these costs are not indicative of operations of the company. The tax effect of the transaction and transition costs was calculated based on a blended statutory rate of 38%.

For the quarter ended January 3, 2016, as a result of the acquisitions of CamelBak and Jimmy Styks, Vista Outdoor recorded a step-up in the inventory balances, which is the purchase accounting fair value adjustment. The inventory step-up will be expensed to the income statement over the first inventory cycle. Given the nature of transaction and transition costs and differences in these amounts from one acquisition to another, we feel these costs are not indicative of operations of the company. The tax effect of the transaction and transition costs was calculated based on a blended statutory rate of 38%.

Exhibit B

Current Non-GAAP Reconciliation Table

Gross Profit, Operating Profit and Earnings Per Share

Vista Outdoor
Quarter ended January 1, 2017:
(in thousands)
	Gross Profit	Operating Expenses	Operating Profit	Income Tax	Income Tax Rate	Net Income (Loss)	EPS
As reported	$168,606	$553,262	$(384,656)	$(17,548)	4.4%	$(377,659)	$(6.44)
Goodwill and intangibles impairment	—	(449,199)	449,199	35,670		413,529	7.05
Contingent consideration	—	(843)	843	320		523	0.01
Transaction and transition costs	—	(16)	16	6		10	—
As adjusted	$168,606	$103,204	$65,402	$18,448	33.6%	$36,403	$0.62

Quarter ended January 3, 2016:
(in thousands)
	Gross Profit	Operating Expenses	Operating Profit	Income Tax	Income Tax Rate	Net Income	EPS
As reported	$167,504	$92,272	$75,232	$24,297	36.0%	$43,159	$0.70
Transaction costs	—	(265)	265	101		164	—
Inventory step-up	505	—	505	192		313	—
As adjusted	$168,009	$92,007	$76,002	$24,590	36.0%	$43,636	$0.70

Outdoor Products
Quarter ended January 3, 2016:
(in thousands)
Gross Profit
As reported	$63,607
Inventory step-up	505
As adjusted	$64,112

*NOTE: Adjustments to "as reported" results are items that are excluded to arrive at the "as adjusted" results for the quarters ended January 1, 2017 and January 3, 2016.
Previous Non-GAAP Reconciliation Table

Gross Profit, Operating Profit and Earnings Per Share

Vista Outdoor
Quarter ended October 2, 2016:

	Cost of Sales	Gross Profit	Operating Expenses	Operating Profit	Income Tax	Income Tax Rate	Net Income	EPS
As reported	$498,903	$185,409	$80,846	$104,563	$21,196	22.4%	$73,224	$1.22
Acquisition claim settlement gain, net	—	—	30,027	(30,027)	143		(30,170)	(0.50)
Transaction and transition costs	—	—	(2,067)	2,067	779		1,288	0.02
As adjusted	$498,903	$185,409	$108,806	$76,603	$22,118	33.3%	$44,342	$0.74

Quarter ended October 4, 2015:

	Cost of Sales	Gross Profit	Operating Expenses	Operating Profit	Income Tax	Income Tax Rate	Net Income	EPS
As reported	$402,353	$149,024	$88,281	$60,743	$21,505	39.7%	$32,675	$0.52
Transaction costs	—	—	(6,735)	6,735	1,519		5,216	0.08
Facility rationalization	—	—	(2,185)	2,185	830		1,355	0.02
Inventory step-up	(538)	538	—	538	204		334	0.01
As adjusted	$401,815	$149,562	$79,361	$70,201	$24,058	37.8%	$39,580	$0.63

Outdoor Products

Quarter ended October 4, 2015:

	Cost of Sales	Gross Profit
As reported	$155,664	$57,314
Inventory step-up	(538)	538
As adjusted	$155,126	$57,852

*NOTE: Adjustments to "as reported" results are items that are excluded to arrive at the "as adjusted" results for the quarters ended October 2, 2016 and October 4, 2015.